Exhibit 99.3


Schedule l0 - Notification of Major Interests in Shares

Number of reports in announcement:
1

Company Name:
Tomkins plc

Full Issuer Name:
Tomkins plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time.
IMMEDIATELY

Embargo Details:


Telephone Confirmation of Release Required:

Contact Name:
Denise Burton

Tel. No:
020-8871-4544

Announcement Given To Third Parties:


Amendment:
No

Headline:
Holding in company




Schedule 10 - Notification of Major Interests in Shares

1 Name of company:
Tomkins plc

2 Name of shareholder having a major interest:
Barclays PLC

3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

As 2 above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

See additional information

5 Number of shares/amount of stock acquired:

Not notified (see additional info.)

6 Percentage of issued class:

Not notified

7 Number of shares/amount of stock disposed:

Not applicable

8 Percentage of issued class:

Not applicable

9 Class of security:

Ordinary shares of 5p each

10 Date of transaction:

Not notified

11 Date company informed:

7 August 2002

12 Total holding following this notification:

23,374,979

13 Total percentage holding of issued class following this notification:

3.02758%

14 Contact name for queries:

Denise Burton

15 Contact telephone number:

020-8871-4544

16 Name of company official responsible for making notification:

Denise Burton
Deputy Company Secretary

17 Date of notification

8 August 2002


Additional Information:

4. Registered Holders:-

   Twenty Nine Gracechurch Street Nominees Limited (A/c des.581610)                          215,666
   Twenty Nine Gracechurch Street Nominees Limited (A/c des.583996)                          270,133
   Chase Nominees Limited (A/c des.18408)                                                    115,016
   Chase Nominees Limited (A/c des.20947)                                                  7,124,289
   Barclays Capital Nominees Limited                                                           1,002
   Barclays Trust Co DMC69                                                                    89,338
   Barclays Trust Co R69                                                                     217,802
   Barclays Truat Co as Exec                                                                   2,007
   Barclays Trust Co and Hannah                                                                4,170
   Barclays Trust Co & Tustain JP                                                              8,000
   Chase Nominees Limited          (A/c des. 16345)                                          214,678
   Chase Nominees Limited          (A/c des. 16331)                                          253,488
   Chase Nominees Limited          (A/c des. 16341)                                          488,473
   Chase Nominees Limited          (A/c des. 16341)                                          699,702
   Chase Nominees Limited                                                                     42,296
   Chase Nominees Limited          (A/c des. 16400)                                        8,405,038
   Chase Nominees Limited          (A/c des. 16376)                                          189,944
   Unknown                                                                                    11,332
   Clydesdale Nominees             (A/c des. 21406)                                            3,625
   Clydesdale Nominees             (A/c des. 594635)                                          26,000
   Clydesdale Nominees             (A/c des. 594643)                                          26,000
   Clydesdale Nominees             (A/c des, 23000)                                            3,000
   Unknown                                                                                     7,319
   Unknown                                                                                    77,430
   Unknown                                                                                     6,397
   Twenty Nine Gracechurch Street Nominees Ltd          (A/c des.527191)                   3,472,716
   Twenty Nine Gracechurch Street Nominees Ltd          (A/c des.536747)                     336,529
   Twenty Nine Gracechurch Street Nominees Ltd          (A/c des.540186)                      93,307
   Twenty Nine Gracechurch Street Nominees Ltd          (A/c des.552942)                     305,584
   Twenty Nine Gracechurch Street Nominees Ltd          (A/c des.573039)                     142,560
   Twenty Nine Gracechurch Street Nominees Ltd          (A/c des.584069)                     162,063
   Unknown                                                                                     9,184
   Unknown                                                                                     2,437
   Unknown                                                                                     5,926
   Swan Nominees Limited                                                                      92,446
   Zeban Nominees Limited                                                                    250,082
                                                                                          ----------
   TOTAL                                                                                  23,374,979
                                                                                          ----------


5. The notification is in respect of the shareholder's notifiable interest increasing to greater than 3%.